NAVIOS MARITIME HOLDINGS INC. ANNOUNCES FAVORABLE LONG-TERM TIME CHARTERS

-Company Realizes Beneficial New Charter Contracts From Strong Rate Environment-

PIRAEUS, Greece, October 11, 2006 / PRNewswire - FirstCall/ -- Navios Maritime
Holdings Inc. ("Navios") (Nasdaq: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, announced today that it has secured favorable time charter contracts for three of its vessels. As a result, Navios has extended the coverage of its core fleet to 100.0% for 2006, 73.3% for 2007 and 37.0% for 2008.

The time charters, for the Navios Cielo, Navios Orbiter and Navios Sagittarius,
have been fixed for approximately 2 years each at rates creating approximately
$32.9 million of EBITDA over the charter periods. The details for these vessels and the related charters are set forth below.

-------------------------- ----------- -------- ---------- ---------------- ------------ ----------------
                                                           Charter
                                                           Revenue Daily                 Charter Out
Vessel                     Type        Built    DWT        Rate (1)         Period (2)   Effective Date
-------------------------- ----------- -------- ---------- ---------------- ------------ ----------------

-------------------------- ----------- -------- ---------- ---------------- ------------ ----------------
Navios Cielo               Panamax        2003     75,834         $ 25,175      2 years       11/14/2006
-------------------------- ----------- -------- ---------- ---------------- ------------ ----------------
Navios Orbiter             Panamax        2004     76,602         $ 24,700      2 years       12/31/2006
-------------------------- ----------- -------- ---------- ---------------- ------------ ----------------
Navios Sagittarius (3)     Panamax        2006     75,500         $ 25,413      2 years        11/8/2006
-------------------------- ----------- -------- ---------- ---------------- ------------ ----------------

    (1)  Time Charter Revenue Rate per day net of commissions
    (2)  Charter agreements include a redelivery time range of 2 to 4 months
    (3)  Vessel expected to be delivered on November 8, 2006

"We intend to continue to take advantage of strong market conditions," said Ms.
Angeliki Frangou, Chairman and CEO of Navios. "Even though 73.3% of the available fleet days are fixed for 2007, we have 12 vessels coming open during the course of the year which we will seek to fix at favorable time charters."

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk,
Connecticut and Montevideo, Uruguay. Navios' stock is listed in the NASDAQ's
National Market System where its Common Shares, Units and Warrants trade under the symbols "BULK", "BULKU", "BULKW", respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United
States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

         Public & Investor Relations Contact:
         Navios Maritime Holding Inc.
         Investor Relations
         212 - 279- 8820
         investors@navios.com